Sun Life Financial reports
record quarterly earnings of $477 million
ROE hits 13.0%
Toronto – July 28, 2005 – Sun Life Financial Inc. (NYSE/TSX: SLF) today announced record earnings of $477 million or $0.81 per common share for the quarter ended June 30, 2005. Earnings for the quarter increased 9% compared to the second quarter of 2004 and earnings per common share (EPS) were up 11% over the same period. Operating earnings for the first half of the year were $935 million compared to $862 million for the first half of 2004. Return on common equity (ROE) grew to 13.0% for the quarter, up from 12.0% for the second quarter of 2004. The financial results presented in this news release are unaudited.
Donald A. Stewart, Chief Executive Officer, said, “In the second quarter of 2005, we made significant advances both financially and strategically to position the Company for growth. Financial results are on track to achieve our targets with respect to earnings per share, return on equity and share repurchases. Earnings per share in the quarter were up 11%, 16% in constant currency, compared to the second quarter of last year.
“The recently announced transaction in Hong Kong will meaningfully increase our presence in that market, is accretive to EPS and ROE, and is entirely consistent with the type of transaction we are committed to executing – it is the right fit, at the right price, at the right time. The transaction is also reflective of our commitment to Asia as an engine of significant long-term growth for the Company. Overall, we are very pleased with our progress in the quarter,” he said.
Financial Highlights
•	ROE increased 100 basis points to 13.0% from 12.0% in the second quarter of 2004, at the high end of the Company’s goal to increase its ROE by 75 to 100 basis points for the year.

•	EPS for the quarter increased 11% compared to the second quarter of 2004. Excluding the negative impact of the strengthening of the Canadian dollar against foreign currencies, EPS would have been up 16% for the quarter. This exceeded the Company’s 2005 target of 10% constant currency earnings growth.

•	On July 28, 2005, the Board of Directors approved an increase in the quarterly common share dividend to 25.5 cents per share, up 6% from 24 cents per share paid previously, bringing the total increase this year to 16%.

•	In the second quarter of 2005, Sun Life Financial Inc. repurchased approximately 6 million common shares at an average price of $39.79 under its share repurchase program. Year-to-date 9.6 million shares have been repurchased for $379 million, on track to achieve the stated objective of $500 million for the year.

•	Sun Life Financial Inc. issued $325 million of Non-Cumulative Preferred Shares, Series 2 priced at $25 per share and paying non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. The offering closed on July 15, 2005 and provides Sun Life Financial with attractive, low-cost capital.
Second Quarter 2005 / www.sunlife.com     1

•	Sun Life Assurance Company of Canada redeemed its Non-Cumulative Redeemable Class E Preferred Shares, yielding 6.5%, at $25 per share.
Business Highlights
Corporate Developments
•	Sun Life Financial released its 2004 Public Accountability Statement, Investing in the Future, highlighting its charitable contributions in the community, the principles guiding its relations with key stakeholders and its broad economic impact in areas of financing, employment, taxes and the environment. The Public Accountability Statement is available in the Publications section of Sun Life Financial’s website, www.sunlife.com.

•	Sun Life Financial was ranked first among North American insurance companies in an independent assessment of value drivers and intangible risk factors; the study, completed by Innovest Strategic Value Advisors, rated the relative performance of the insurance sector on over 120 aspects of corporate governance, stakeholder capital, human capital and emerging markets strategy, products and services.
Sun Life Financial Canada (SLF Canada)
•	Supporting the Company’s expansion into the wholesale channel, the Individual Insurance & Investments business unit launched Sun Limited Pay Life, a universal life product that provides a series of guarantees, including guarantees with respect to payment periods, cost of insurance, death benefits and cash values.

•	Individual Insurance & Investments introduced a unique e-signature feature that allows advisors to capture a customer’s signature at the point of sale, improving service to customers and advisors.

•	Group Benefits entered into a strategic alliance with WarrenShepell, one of North America’s leading Employee Assistance Program (EAP) providers. WarrenShepell becomes SLF Canada’s preferred provider for its new EAP offering to Group Benefits plan sponsors.

•	After an extensive review of the marketplace, Sun Life Financial was selected as the Ontario Hospital Association (OHA) Sponsored Group Benefit Plans provider, covering 62,000 employees for life, optional life, accidental death and dismemberment, and long- term disability, creating a new, dynamic partnership with Sun Life Financial that will meet the needs of the OHA and participating employers today and in the future.

•	Group Retirement Services continued to enhance its asset retention program through a series of pre-retirement seminars designed to help its clients’ employees prepare for the time when they will receive income from their accumulated retirement accounts.
Sun Life Financial U.S. (SLF U.S.)
•	SLF U.S. achieved its objective to strengthen its annuities wholesaling sales force to 75 by the end of the second quarter.

•	The Annuities business unit, in conjunction with a third-party vendor, launched an identity theft monitoring service offered to customers who purchase variable or select equity-indexed annuities; a first in the life insurance industry.
2     Sun Life Financial Inc. / Second Quarter 2005

•	Gross sales in the second quarter of 2005 in Group Life & Health were up 30%, in U.S. dollars, compared to the second quarter of 2004.

•	SLF U.S. issued a US$600 million funding agreement on June 10, 2005 and a US$300 million funding agreement on July 5, 2005 in connection with a medium-term note program.
MFS Investment Management (MFS)
•	MFS continued to produce positive net sales with US$3.5 billion of net inflows for the three-month period ended June 30, 2005. MFS’s assets under management (AUM) reached US$150 billion at the end of June 2005.

•	A floating rate high-grade asset-backed security (ABS) collateralized debt obligation (CDO) issued during the quarter added US$1 billion in AUM, representing MFS’s seventh CDO under management.

•	MFS has been recognized as a leader in addressing sponsor and participant concerns by providing greater transparency of its recordkeeping and fund expenses. For its leadership in this area, MFS was named “Bundled Provider of the Year” by Defined Contribution News as part of the magazine’s “2005 Impact Player of the Year” awards.
Sun Life Financial Asia (SLF Asia)
•	The Company entered into an agreement to purchase the Hong Kong insurance and pension operations of the Commonwealth Bank of Australia, for $560 million. The transaction, which is subject to regulatory approval, is expected to close late in the third quarter of this year.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim Management’s Discussion and Analysis and in the Supplementary Financial Information package that is available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Analysts’ Conference Call
The Company’s second quarter 2005 financial results will be reviewed at a conference call today at 4:00 p.m. ET. To listen to the call via live audio webcast and to view the presentation slides, please visit our website and double click the Q2 Results link from the homepage 10 minutes prior to the start of the presentation. A link to our webcast page, where you can access the webcast will be provided, along with links to related information. The webcast and presentation will be archived on our website following the event.
Second Quarter 2005 / www.sunlife.com     3

Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2005, the Sun Life Financial group of companies had total assets under management of $377 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact: Susan Jantzi Manager, Media Relations Tel: 519-888-3160 susan.jantzi@sunlife.com	Investor Relations Contact: Tom Reid Vice-President, Investor Relations Tel: 416-204-8163 investor.relations@sunlife.com
4     Sun Life Financial Inc. / Second Quarter 2005

Management’s Discussion & Analysis
Management’s Discussion & Analysis
for the period ended June 30, 2005
Dated July 28, 2005
Earnings and Profitability

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Year to Date

	Q2/05	Q1/05	Q4/04	Q3/04	Q2/04	2005	2004

Revenues ($mm)	6,026	5,119	5,269	5,390	5,551	11,145	11,089

Common Shareholders’ Net Income ($mm)	477	458	438	439	438	935	803

Operating Earnings[1]($mm)	477	458	438	439	438	935	862

Earnings Per Common Share (EPS) ($)	0.81	0.77	0.74	0.73	0.73	1.58	1.34

Operating EPS[1]($)	0.81	0.77	0.74	0.73	0.73	1.58	1.44

Fully diluted operating EPS[1]($)	0.81	0.77	0.73	0.73	0.72	1.57	1.42

Return on Common Equity (ROE) (%)	13.0	12.6	12.1	11.9	12.0	12.8	11.2

Operating ROE[1](%)	13.0	12.6	12.1	11.9	12.0	12.8	12.0

Average Common Shares Outstanding (mm)	587.4	591.8	595.2	598.7	600.7	589.6	600.4

S&P 500 Index (daily average)	1,181	1,192	1,162	1,104	1,123	1,187	1,128
S&P 500 Index (close)	1,191	1,181	1,212	1,115	1,141	1,191	1,141
Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Sun Life Financial Inc.2 reported common shareholders’ net income of $477 million for the second quarter ended June 30, 2005, up 9% from $438 million in 2004. The $39 million increase was primarily driven by the improvement in U.S. annuity earnings reflecting higher equity markets and better spreads, and favourable claims experience in both SLF Canada and SLF U.S. group operations. Partially offsetting these increases were higher project and distribution costs as well as lower earnings in the SLF U.S. individual operations. EPS of $0.81 for the second quarter of 2005 was up 11%, 16% on a constant currency basis, from the same period in 2004 and ROE reached 13.0%, up 100 basis points from the second quarter of 2004.
The Company reported a $73 million increase in operating earnings for the first six months of 2005 compared to the first six months in 2004. As a result of the increase in operating earnings and Sun Life Financial Inc.’s share repurchase program, operating EPS grew from $1.44 per share for the first half of 2004 to $1.58 per share in the first half of 2005, a 10% increase, and operating ROE increased 80 basis points, from 12.0% for the first half of 2004 to 12.8% for the first half of 2005.
Common shareholders’ net income of $935 million for the first six months of 2005 was $132 million higher than in the first half of 2004 and EPS of $1.58 for the first half of 2005 was 18% higher than EPS of $1.34 in the first half of 2004.

[1]	See “Use of Non-GAAP Financial Measures”. As previously disclosed, common shareholders’ net income in the first quarter of 2004 included regulatory charges against MFS.
[2]	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
Second Quarter 2005 / www.sunlife.com     5

Management’s Discussion & Analysis
Performance by Business Group
The Company has five reportable segments: SLF Canada, SLF U.S., MFS, SLF Asia, and Corporate. Where appropriate, information on a reportable segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 5 to Sun Life Financial Inc.’s second quarter 2005 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
SLF Canada

	Quarterly Results					Year to Date

	Q2/05	Q1/05	Q4/04	Q3/04	Q2/04	2005	2004

Revenues ($mm)	2,104	2,146	2,029	1,960	2,032	4,250	4,173
Premiums & Deposits ($mm)	3,800	5,412	3,900	3,942	4,350	9,212	8,914

Common Shareholders’ Net Income ($mm)

Individual Insurance & Investments	145	168	126	121	139	313	264

Group Benefits	54	38	63	66	47	92	123

Group Retirement Services & Institutional Investments	37	39	35	34	34	76	63

Total	236	245	224	221	220	481	450

ROE (%)	14.2	14.8	13.7	13.4	13.2	14.5	13.5
Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004 and first quarter of 2005.
In the second quarter of 2005, SLF Canada’s earnings increased 7% over the second quarter of 2004, primarily due to favourable mortality and morbidity experience and favourable credit experience. Premiums and deposits for the second quarter of 2005 were $3.8 billion, down 13% over the second quarter of 2004, up 6% excluding managed fund sales.
Year-to-date earnings increased by 7% over the same period in 2004 primarily due to favourable mortality and morbidity experience, increased fee income in Group Retirement Services & Institutional Investments and favourable credit experience, partially offset by lower Group Benefits results. ROE of 14.2% for the quarter and 14.5% for the year-to-date increased 100 basis points over the same periods in 2004.
•	Individual Insurance & Investments earnings increased 4% over the second quarter of 2004 due to favourable mortality experience, favourable credit experience and increased earnings from the investment in CI Financial Inc.

•	Improved mortality and morbidity experience contributed to the 15% earnings growth in Group Benefits over the second quarter of 2004.

•	The 9% increase in Group Retirement Services & Institutional Investments earnings over the second quarter of 2004 was driven by higher AUM, higher fee income and favourable credit experience.
6     Sun Life Financial Inc. / Second Quarter 2005

Management’s Discussion & Analysis
SLF U.S.

	Quarterly Results					Year to Date

	Q2/05	Q1/05	Q4/04	Q3/04	Q2/04	2005	2004

Revenues (US$mm)	2,281	1,539	1,825	1,832	1,807	3,820	3,588

Revenues (C$mm)	2,835	1,889	2,228	2,399	2,453	4,724	4,802

Common Shareholders’ Net Income (US$mm)

Annuities	72	34	45	44	33	106	95

Individual Life	20	25	19	19	33	45	43

Group Life & Health	15	6	12	7	14	21	16

Total (US$mm)	107	65	76	70	80	172	154

Total (C$mm)	132	81	93	92	109	213	206

ROE (%)	13.8	8.6	10.5	9.9	11.2	11.2	10.6
Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004.
The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by CDN$12 million in the second quarter of 2005 compared to the second quarter of 2004 and by CDN$18 million for the first six months of 2005.
Second quarter 2005 earnings of US$107 million were 34% higher than in the second quarter of 2004. The second quarter of 2005 benefited from stronger equity markets, improved spreads and the favourable mark to market impact of an economic hedging program in variable annuities which was partially offset by increased reserves in Individual Life due to lower interest rates. Year-to-date earnings of US$172 million were US$18 million, or 12% higher than in the prior year primarily due to increased earnings in the Annuities and Group Life & Health business units.
The increase in second quarter earnings from the first quarter of 2005 reflected the combined effect of stronger equity markets, improved spreads, the impact of the variable annuity economic hedging program, and improved claims experience in all lines of business, partially offset by increased reserves in Individual Life due to lower interest rates.
•	Annuities earnings increased US$39 million compared to the second quarter of 2004, primarily as a result of stronger equity markets, improved spreads, the impact of the variable annuity economic hedging program in the second quarter of 2005, and reserve strengthening which negatively affected the second quarter of 2004. The earnings increase of US$38 million compared to the first quarter of 2005 resulted from stronger equity markets, improved spreads and the impact of the variable annuity economic hedging program.

•	Individual Life earnings were US$13 million lower in the second quarter of 2005 compared to the second quarter of 2004, primarily due to increased reserves due to lower interest rates in the second quarter of 2005, which was partially offset by improved mortality. In addition, the second quarter of 2004 benefited from the implementation of a hedging program for universal life products.

•	Group Life & Health earnings increased US$9 million compared to the first quarter of 2005 primarily due to improved claims experience.
Sun Life Financial Inc. and its U.S. subsidiaries are cooperating with the United States Securities and Exchange Commission (SEC) and other regulators in their continuing investigations and examinations with respect to various issues, including market timing related issues, directed brokerage and revenue sharing
Second Quarter 2005 / www.sunlife.com     7

Management’s Discussion & Analysis
arrangements with distributors, and recordkeeping requirements. Sun Life Financial Inc. and certain of its U.S. subsidiaries are engaged in discussions with the SEC that may lead to settled administrative actions involving those subsidiaries and a provision for the estimated losses for such matters has been made in the Corporate segment. While it is not possible to predict the final resolution of these discussions, management expects that the ultimate liability with respect to such matters will not be material to the consolidated financial condition of the Company.
MFS Investment Management

	Quarterly Results					Year to Date

	Q2/05	Q1/05	Q4/04	Q3/04	Q2/04	2005	2004

Revenues (US$mm)	332	332	330	316	319	664	660
Revenues (C$mm)	413	407	402	414	434	820	884

Common Shareholders’ Net Income/(Loss) (US$mm)	34	37	36	32	30	71	20
Operating Earnings (US$mm)	34	37	36	32	30	71	65

Common Shareholders’ Net Income/(Loss) (C$mm)	42	46	44	42	41	88	28
Operating Earnings (C$mm)	42	46	44	42	41	88	87

Average Net Assets (US$B)	147	145	140	132	138	146	141

Assets Under Management (US$B)	150	145	146	134	137	150	137

Net New Sales/(Redemptions) (US$B)	3.5	0.7	0.1	(2.5)	(5.3)	4.2	(6.5)

Market Movement (US$B)	1.8	(2.4)	12.1	(0.9)	0.5	(0.6)	3.6

S&P500 Index (daily average)	1,181	1,192	1,162	1,104	1,123	1,187	1,128
MFS contributed net income of CDN$42 million for the second quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by CDN$4 million in the second quarter of 2005 compared to the second quarter of 2004 and reduced operating earnings by CDN$7 million for the first six months of 2005.
Net new sales at MFS improved to US$3.5 billion in the second quarter of 2005 compared to net new sales of US$0.7 billion in the previous quarter and net redemptions of US$5.3 billion during the second quarter a year ago. Institutional flows were up from the excellent results in the previous quarter, reaching US$4.2 billion, and retail fund flows continued to improve as net redemptions in the quarter fell to US$0.7 billion from US$0.9 billion in the previous quarter. Total AUM grew 3% to US$150 billion driven by the positive net sales in the second quarter.
MFS’s contribution to Sun Life Financial’s earnings in the second quarter of 2005 was US$34 million, up US$4 million or 13% from the second quarter of 2004. Growth in average net assets of 7% to US$147 billion during the same period increased revenues by US$13 million to US$332 million, supporting earnings growth to US$34 million in the second quarter. On a year-to-date basis, revenues were slightly higher in 2005 at US$664 million with the improvement in common shareholders’ net income reflecting the regulatory settlement in 2004.
As previously disclosed, a number of lawsuits have been commenced in the United States against Sun Life Financial Inc., MFS, various MFS Funds and certain of their directors, officers and fund trustees relating to the matters that led to the settlements between MFS and federal and state regulators in 2004. Additional information concerning these actions is provided in Sun Life Financial Inc.’s annual and interim Management’s Discussion and Analysis (MD&A) and annual and interim financial statements. These actions are at an early stage and Sun Life Financial Inc. cannot predict their outcome at this time.
8     Sun Life Financial Inc. / Second Quarter 2005

Management’s Discussion & Analysis
SLF Asia

	Quarterly Results					Year to Date

	Q2/05	Q1/05	Q4/04	Q3/04	Q2/04	2005	2004

Revenues ($mm)	205	214	239	189	182	419	340

Common Shareholders’ Net Income ($mm)	19	6	18	10	10	25	17

ROE (%)	17.6	5.4	16.8	9.3	9.0	11.4	7.6
Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Revenues in the second quarter of 2005 grew 13% compared to the second quarter of 2004, largely due to increased volume of in-force business. Revenues for the first six months of 2005 increased by $79 million or 23% over the first six months of 2004 reflecting the strong sales growth in recent quarters. On a constant currency basis, revenues for the first six months would have been up $111 million, or 33%, over 2004 revenues.
Net income in the second quarter of 2005 was up $9 million while net income for the first six months of 2005 was up $8 million compared to the same periods in 2004, respectively. The increases were largely due to the favourable resolution of a tax issue. Second quarter 2005 net income was up $13 million over the first quarter 2005 due to the favourable resolution of a tax issue and to higher investment income.
On July 5, 2005 the Company announced it had reached an agreement to purchase CMG Asia Limited and CommServe Financial Limited, which together form the Hong Kong insurance and pension operations of the Commonwealth Bank of Australia, for $560 million. The transaction, which is subject to regulatory approval, is expected to close late in the third quarter of this year.
Corporate
Corporate includes the results of Sun Life Financial’s U.K. (SLF U.K.) operations, the Reinsurance business unit and Run-off Reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off Reinsurance is included in Other operations.

	Quarterly Results					Year to Date

	Q2/05	Q1/05	Q4/04	Q3/04	Q2/04	2005	2004

Revenues ($mm)	538	530	477	534	576	1,068	1,126

Common Shareholders’ Net Income/(Loss) ($mm)
SLF U.K.	39	47	45	39	42	86	89
Reinsurance	15	14	26	21	10	29	25
Other	(6)	19	(12)	14	6	13	(12)

Total	48	80	59	74	58	128	102
Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Common shareholders’ net income of $48 million for the second quarter of 2005 was $10 million lower than in the second quarter of 2004. Current quarter earnings in Corporate Other were $12 million lower primarily due to the absence of the second quarter 2004 gain on the sale of IQON Financial Services Inc. (IQON). Lower earnings in SLF U.K. reflected the impact of the appreciation of the Canadian dollar against the British pound.
Second Quarter 2005 / www.sunlife.com     9

Management’s Discussion & Analysis
Year-to-date common shareholders’ net income increased $26 million over the previous year. Currency gains on the repatriation of capital from the U.K. in the first six months of 2005 were partially offset by the impact of the appreciation of the Canadian dollar against the British pound, the write-off of redundant software and provision for the resolution of certain regulatory matters in the United States. The 2004 year-to-date results reflected the aforementioned gain of the sale of IQON.
Additional Financial Disclosure
Revenue
Under Canadian GAAP, premium revenue includes annuity premiums, which are not included as revenue under U.S. GAAP and are not included as revenue for similar products sold by other financial institutions.
Revenues increased to $6.0 billion in the second quarter of 2005 from $5.6 billion in the comparable period a year ago. The increase of $475 million was primarily due to the sale of US$600 million of medium-term notes in the U.S. and higher investment income mostly from improved credit performance and higher derivative income, partially offset by an unfavourable impact of $348 million due to the strengthening of the Canadian dollar against foreign currencies.
Premium revenue was $3.7 billion in the second quarter of 2005, compared to $3.3 billion in the second quarter of 2004. Excluding the unfavourable impact of $223 million due to the strengthening of the Canadian dollar against foreign currencies, premium revenue was up 19% primarily due to the aforementioned sale of medium-term notes.
Second quarter 2005 investment income was up $77 million or 5% from the second quarter of 2004. This increase was primarily a result of improved credit experience, derivative gains reflecting favourable capital market conditions, and a foreign exchange gain of $16 million relating to the repatriation of capital from the U.K. operations, partially offset by an unfavourable impact of $70 million due to the strengthening of the Canadian dollar against foreign currencies.
Fee income of $726 million in the second quarter of 2005 was down $18 million from the same period in the previous year mainly due to a reduction of $55 million from the strengthening of the Canadian dollar against foreign currencies. Before the impact of currency exchange, fee income was up $37 million due to asset management fees earned on higher asset levels.
Total revenue of $11.1 billion for the six months ended June 30, 2005 was comparable to the same period in 2004. Increases due to the sale of medium-term notes, higher premiums in SLF Asia due to business growth, and higher investment income were partially offset by a $549 million reduction due to the strengthening of the Canadian dollar against foreign currencies, lower U.S. annuity premiums and lower U.K. life insurance premiums primarily reflecting the sale of SLF U.K.’s group life renewal rights in 2003.
Assets Under Management
AUM were $377.1 billion at June 30, 2005 compared to $365.8 billion at March 31, 2005, and $373.0 billion at June 30, 2004. The increase of $11.3 billion between March 31, 2005 and June 30, 2005, was primarily the result of business growth and
(i)	an increase of $4.5 billion from market movements,
(ii)	net sales of mutual, managed and segregated funds of $4.5 billion, and
(iii)	an increase of $1.4 billion due to fluctuation in currency exchange rates.
10     Sun Life Financial Inc. / Second Quarter 2005

Management’s Discussion & Analysis
AUM increased $4.1 billion between June 30, 2004 and June 30, 2005 primarily due to continued business growth and
(i)	an increase of $19.6 billion from increases in capital markets, and
(ii)	$4.9 billion of net sales of mutual, managed and segregated funds, partially offset by
(iii)	$23.9 billion from the strengthening of the Canadian dollar against foreign currencies.
Changes in the Balance Sheet and Shareholders’ Equity
Total general fund assets were $111.4 billion at June 30, 2005, compared to $113.7 billion a year earlier. Increases due to business growth, primarily in SLF U.S. and SLF Asia, were more than offset by a reduction of $5.8 billion due to the strengthening of the Canadian dollar against foreign currencies.
Total general fund assets at June 30, 2005 were $3.6 billion higher than December 31, 2004, mostly due to business growth and investment activity in SLF U.S., as well as an increase of $754 million from the strengthening of foreign currencies against the Canadian dollar.
Actuarial and other policy liabilities of $77.4 billion at June 30, 2005 were $2.4 billion lower than June 30, 2004. An increase of $2.0 billion primarily due to the growth in the SLF U.S. operations was more than offset by a reduction of $4.2 billion due to the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities were $1.3 billion higher at June 30, 2005, compared to December 31, 2004, primarily due to growth in SLF U.S. from the sale of medium-term notes and a $566 million increase due to the strengthening of foreign currencies against the Canadian dollar during the period.
Shareholders’ equity, including the Company’s preferred share capital, increased from $14.3 billion at December 31, 2004 to $15.1 billion at June 30, 2005. Shareholders’ net income, before preferred share dividends of $7 million, contributed $942 million to equity, while the issuance of preferred shares added $394 million. The strengthening of foreign currencies against the Canadian dollar further increased equity by $98 million, which was partly offset by the adjustment to the currency translation account for the foreign currency gain of $69 million, as outlined in Note 10 of the second quarter interim financial statements. The increase in equity was partly offset by dividend payments on common shares of $283 million and $343 million for the cost of common shares repurchased and cancelled, net of new issues for stock options.
Shareholders’ equity, including the Company’s preferred share capital, was $15.1 billion at June 30, 2005, $143 million higher than March 31, 2005. Shareholders’ net income, before preferred share dividends of $5 million, contributed $482 million. The increase in equity was partly offset by dividend payments on common shares of $141 million and $203 million for the cost of common shares repurchased and cancelled, net of new issues for stock options. Currency fluctuations resulted in a $5 million decline in equity, which was further decreased by an adjustment to the currency translation account for a foreign currency gain of $16 million, as outlined in Note 10 of the second quarter interim financial statements.
At June 30, 2005, Sun Life Financial Inc. had 583,949,586 common shares and 16,000,000 preferred shares outstanding. On June 28, 2005, Sun Life Financial Inc. announced a domestic public offering of up to $325 million of Class A Non-Cumulative Preferred Shares Series 2. The offering closed on July 15, 2005.
Second Quarter 2005 / www.sunlife.com     11

Management’s Discussion & Analysis
Cash Flows

	Quarterly Results		Year to Date

($mm)	Q2/05	Q2/04	2005	2004

Cash and cash equivalents, beginning of period	3,961	3,386	3,748	3,175

Cash flows provided by (used in):

Operating activities	1,109	1,447	1,900	1,501

Financing activities	(425)	(290)	(277)	(280)

Investing activities	(282)	(971)	(992)	(833)

Changes due to fluctuations in exchange rates	(20)	56	(36)	65

Increase in cash and cash equivalents	382	242	595	453

Cash and cash equivalents, end of period	4,343	3,628	4,343	3,628

Short-term securities, end of period	1,892	2,791	1,892	2,791

Total cash, cash equivalents and short-term securities	6,235	6,419	6,235	6,419

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Net cash, cash equivalents and short-term securities at the end of the second quarter of 2005 decreased $184 million from the second quarter of 2004.
Cash and cash equivalents increased $382 million during the second quarter of 2005 compared to an increase of $242 million in the second quarter of 2004. Cash flows generated by operating activities in the second quarter of 2005 were $338 million lower than the same period a year ago as the inflow from the sale of medium-term notes was more than offset by higher maturities and surrenders and the impact of the timing of investment transactions. Cash used in financing activities increased $135 million mostly due to the increase in common share repurchases and dividend payments, partially offset by the increase in borrowed funds. Cash used in investing activities was down $689 million from a year ago reflecting a lower level of net purchases of investment assets during the quarter, partially offset by the redemption of $150 million of preferred shares of a subsidiary, Sun Life Assurance Company of Canada.
The Company had net cash flows of $595 million in the first six months of 2005 compared to $453 million in the comparable period of 2004. Increase in operation cash flows arising from higher premiums and lower maturities and surrenders more than offset the increase in investment activities and the change in the impact of exchange rate fluctuations. Cash flows provided by financing activities during the first half of 2005 were comparable to the same period a year ago as the issuance of $400 million of Sun Life Financial Inc.’s Class A Non-Cumulative Perpetual Preferred Shares, Series 1, in February 2005 were mostly offset by common share repurchases of $379 million during the first six months of 2005.
Risk Management
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s annual and interim MD&A and Annual Information Form (AIF).
12     Sun Life Financial Inc. / Second Quarter 2005

Management’s Discussion & Analysis
Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
Outlook
The outlook for growth in the North American economies has not changed significantly in the second quarter of 2005. The U.S. economy is expected to grow at a healthy rate of 3.0% to 3.5%, with Canada expected to grow at 2.5% to 3.0%. While core inflationary pressures are still benign, the Federal Reserve Board in the U.S. and the Bank of Canada are increasingly wary of the prospect for renewed inflation. This should mean a continuation of the tightening of interest rates by the Federal Reserve Board, with the Bank of Canada likely to resume tightening prior to the end of 2005. Should interest rates rise by approximately 100 to 200 basis points over the next 18-24 months, the Company would benefit, particularly in the U.S. fixed annuity and universal life businesses. Conversely, if interest rates were to decline, the Company’s exposure would be limited by actions taken to mitigate the risk of lower interest rates.
Regulatory Matters
Sun Life Financial Inc. and its subsidiaries in Canada and the United States have received requests for information from and are cooperating with regulators in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing and other arrangements with distributors, compensation arrangements and other business practices between insurance companies and brokers, and recordkeeping requirements. Sun Life Financial Inc. and certain of its U.S. subsidiaries are engaged in discussions with the SEC that may lead to settled administrative actions involving those subsidiaries and a provision for the estimated losses for such matters has been made in the Corporate segment. While it is not possible to predict the final resolution of these discussions, management expects that the ultimate liability with respect to such matters will not be material to the consolidated financial condition of the Company. Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual and interim MD&A, annual and interim financial statements and AIF. Copies of these documents are available at www.sedar.com.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and in the Supplementary Financial Information package that is available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the $59 million charge taken in the first quarter of 2004 with respect to the settlement in March 2004 of administrative proceedings by the SEC against MFS.
Second Quarter 2005 / www.sunlife.com     13

Management’s Discussion & Analysis
Forward-Looking Statements
Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.
Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements which are available for review at www.sedar.com.
Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

14     Sun Life Financial Inc. / Second Quarter 2005